Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Plan Administrator
TransCanada 401(k) and Savings IBEW 1245 Plan

We consent to the incorporation by reference in the registration statement (No. 333-151736) on Form S-8 of TransCanada Corporation of our report dated June 28, 2010 with respect to the statement of net assets available for benefits of the TransCanada 401(k) and Savings IBEW 1245 Plan as of December 31, 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the TransCanada 401(k) and Savings IBEW 1245 Plan.

/s/ KPMG LLP

Omaha, Nebraska
June 28, 2010